IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

PKF

O'CONNOR DAVIES

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IAM Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IAM Capital Corporation (the "Company"), as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended , and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies

January 26, 2018

We have served as the Company's auditor since 2012.

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.718.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	39,283
Prepaid expenses		3,403
TOTAL ASSETS	$	42,686

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and taxes	$	3,700
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		259,900
Accumulated deficit		(221,014)
TOTAL STOCKHOLDER'S EQUITY		38,986
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	42,686

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUE:		
Interest	$	26
EXPENSES:		
Regulatory fees and expenses		5,955
General and administrative expenses		15,810
TOTAL EXPENSES		21,765
NET LOSS	$	(21,739)

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2017	$ 100	$ 229,900	$ (199,275)	$ 30,725
Additional capital contributions	-	30,000	-	30,000
Net loss	-	-	(21,739)	(21,739)
Balance at December 31, 2017	$ 100	$ 259,900	$ (221,014)	$ 38,986

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(21,739)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in operating assets:		
Prepaid expenses		1,344
Decrease in operating liabilities:		
Accrued expenses and taxes		(450)
NET CASH USED BY OPERATING ACTIVITIES		(20,845)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributions		30,000
NET INCREASE IN CASH		9,155
CASH – beginning of year		30,128
CASH – end of year	$	39,283

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS
    IAM Capital Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Corporation that is a wholly owned subsidiary of Iridian Asset Management LLC (Parent).

    The Company has historically funded operations through capital contributions from the Parent, and its future operations are dependent on continued support from the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Basis of Presentation
    The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes
    The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to December 31, 2014.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
    Statement of Cash Flows
    For purposes of the Statement of Cash Flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and savings accounts. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS
    The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $35,583, which was $30,583 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness is 10.40%.

4. INCOME TAXES
    For the year ended December 31, 2017, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. The current portion of the income tax expense included in the statement of operations consists of the state minimum tax. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2017, the Company had approximately $221,000 of federal and $220,000 of state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2025.

    The components of the Company's deferred tax assets are as follows:

	As of December 31, 2017
Deferred tax assets:	
Net operating loss carryforwards	$ 63,000
Less: Valuation allowance	(63,000)
Net deferred tax assets	$ -

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%. Accordingly, the Company has calculated its Federal deferred tax asset at 21%. Management does not expect the legislation to have a financial impact on the Company as further discussed below.

Management has determined that it is more likely than not that sufficient future taxable income will not be available to realize the Company's deferred tax assets. Accordingly, at December 31, 2017, the Company provided for a full valuation allowance against its net deferred tax assets. In 2017, the valuation allowance decreased approximately $20,000 due to increases in net operating loss carryforwards and changes in federal corporate tax rates.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

5. RELATED PARTY TRANSACTIONS
   Included in general and administrative expenses is $2,172 of overhead reimbursement paid to the Parent for the year ended December 31, 2017.

6. CONCENTRATION OF CREDIT RISK
   The Company maintains cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At times, the Company's bank balances may exceed insurable limits. Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit.

7. SUBSEQUENT EVENTS
   Management has evaluated subsequent events through January 26, 2018, the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Computation of Net Capital

Total stockholder's equity	$	38,986
Deductions:		
Nonallowable assets:		
Prepaid expenses		3,403
Net Capital	$	35,583

Aggregate Indebtedness

Total aggregate indebtedness	$	3,700

Computation of Basic Net Capital Requirement

a) Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	247
b) Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of (a) or (b))	$	5,000
Excess net capital	$	30,583
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$	29,583
Ratio: Aggregate indebtedness to net capital		10.40%

There are no material differences between the above computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2017.

See Report Of Independent Registered Accounting Firm

IAM CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Report Of Independent Registered Accounting Firm

IAM CAPITAL CORPORATION

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The Company carries no customer accounts and does not handle or hold possession of securities, and therefore is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Report Of Independent Registered Accounting Firm

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Board of Directors of
IAM Capital Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) IAM Capital Corporation (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

January 26, 2018

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Wodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Page 15
See Report Of Independent Registered Accounting Firm

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared as required by SEC Rule 17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

2) The Company met the identified exemption provisions of Rule 15c3-3 under paragraph (k)(2)(i) throughout the most recent fiscal year without exception.

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]



Title: Chief Compliance Officer

January 26, 2018